930242
1-13364

3-26-02

02026561

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

MAR 27

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 26, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

TELEX-CHILE S.A. (THE “COMPANY”)

REPORT ON FORM 6-K

TABLE OF CONTENTS

Santiago, March 25, 2002

Mr. Alvaro Clarke de la Cerda
Securities and Insurance Superintendent
Teatinos 120
By Hand

RE. : COMMUNICATES ESSENTIAL FACT - TELEXCHILE S.A. REGISTRATION IN SECURITIES REGISTRY No. 0350

Dear Sir:

By virtue of the provisions set forth in article 9 and paragraph second of article 10 of law No. 18,045 and General Regulation No. 30 of the Insurance and Securities Commission, Télex-Chile S.A. hereby informs this Commission, in the nature of **essential fact,** the following:

1. That at the Special Shareholders' Meeting of the Company held today, March 25, 2002, with the attendance of 90.4517% of the voting shares issued by the Company, it was agreed to extend until May 30, 2002 the term to subscribe and pay for the shares corresponding to the capital increase approved at the Special Shareholders' Meeting of the Company held on January 30, 2002.

2. That at the Meeting it was also agreed to adapt the text of First Transitory article of the Corporate By-laws, relating to the subscription and payment of the corporate capital, to make it consistent with the aforementioned agreement, and it was also agreed to authorize the Board to adopt all the agreements required to perfect the capital increase in accordance with the new term established to subscribe and pay for the shares.

3. Finally, the Board agreed to authorize General Manager Mr. Alejandro Rojas Pinaud and attorney Mr. Felipe Pérez Walker to carry out all the proceedings required to legalize the agreements adopted therein, and to subscribe the requests and carry out all the submissions and proceedings that are necessary before this Commission, in order to obtain the registration, modification or rectification in the Securities Registry, of the issuance of payment shares.

Yours truly,

Alejandro Rojas Pinaud
General Manager

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ______________________

Rafael Wilhelm
Chief Financial Officer